Exhibit 3.1

AMENDMENT

TO

AMENDED AND RESTATED BY-LAWS

OF

ASCENA RETAIL GROUP, INC.

The Amended and Restated By-laws of Ascena Retail Group, Inc. (the “Corporation”) are hereby amended as follows:

1. The first sentence of Section 1 of ARTICLE III thereof is deleted in its entirety and the following new first sentence of Section 1 is inserted in lieu thereof:

“The number of directors that shall constitute the whole Board of Directors shall be fixed exclusively by one or more resolutions adopted by the Board of Directors.”

As amended herein, the Amended and Restated By-laws of the Corporation are hereby ratified and confirmed and shall continue in full force and effect.